                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 1997
                                                     Estimated average burden
                                                     hours per response... 14.90
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                    Occupational Health + Rehabilitation Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   674617 10 5
                ------------------------------------------------
                                 (CUSIP Number)


 Kimberley A. Rummelsburg, Venrock Associates, 56th Floor, 30 Rockefeller Plaza,
                       New York, NY 10112, (212)649-5600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 6, 1996
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page 19
                                 Total Pages 70

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 2 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Venrock Associates
      I.R.S. # 13-6300995
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            55,316 shares (121,983 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       55,316 shares (121,983 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      55,316 shares (121,983 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8% (8.0% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 3 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Venrock Associates II, L.P.
      I.R.S. # 13-3844754
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            24,801 shares (124,801 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       24,801 shares (124,801 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      24,801 shares (124,801 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.7% (8.0% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 4 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter O. Crisp
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 5 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anthony B. Evnin
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 6 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David R. Hathaway
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 7 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patrick F. Latterell
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 8 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ted H. McCourtney
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 9 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ray A. Rothrock
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 10 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kimberley A. Rummelsburg
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------              ------------------------------------
CUSIP No.   674 617 10 5                            Page 11 of 70 Pages
-----------------------------              ------------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anthony Sun
      ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           /_/
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
   NUMBER OF           None
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER
   OWNED BY            80,116 shares (246,684 shares upon conversion of
     EACH              preferred stock)
   REPORTING     ---------------------------------------------------------------
    PERSON        9  SOLE DISPOSITIVE POWER
     WITH              None
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                       80,116 shares (246,684 shares upon conversion of preferred stock)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,116 shares (246,684 shares upon conversion of preferred stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /_/
      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5% (15.1% upon conversion of preferred stock)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

Note: Prior to the filing of this Statement on Schedule 13D (the "Statement"), Venrock, Venrock II and the General Partners (each, as defined below) filed a Statement on Schedule 13G, as amended (the "13G Statement"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Occupational Health & Rehabilitation Inc. (formerly Telor Ophthalmic Pharmaceuticals, Inc.), a Delaware Corporation (the "Company").

Item 1.  Security and Issuer

         This Statement relates to the Common Stock of Occupational Health + Rehabilitation Inc. The principal executive offices of the Company are located at 175 Derby Street, Suite 36, Hingham, Massachusetts 02043.

Item 2.  Identity and Background

         (a) - (c) This Statement is filed by Venrock Associates, a limited partnership organized in the State of New York ("Venrock"), and Venrock II, L.P., a limited partnership organized in the State of New York ("Venrock II"), and Peter O. Crisp, Anthony B. Evnin, David R. Hathaway, Patrick F. Latterell, Ted H. McCourtney, Ray A. Rothrock, Kimberley A. Rummelsburg and Anthony Sun, each of whom is a general partner of both Venrock and Venrock II (each, a "General Partner"; and together the "General Partners").

         Venrock's principal business is venture capital investment. Venrock's principal business and office address is Room 5508, 30 Rockefeller Plaza, New York, New York 10112.

         Venrock II's principal business is venture capital investment. Venrock II's principal business and office address is Room 5508, 30 Rockefeller Plaza, New York, New York 10112.

         (d) - (e) None.

         (f) U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         The acquisitions by Venrock and Venrock II of the Common Stock of the Company were previously disclosed on the 13G Statement.

         On November 6, 1996, Venrock acquired 66,667 shares of Series A Convertible Preferred Stock of the Company (the "Preferred Stock") pursuant to the Series A Convertible Preferred Stock Purchase Agreement dated November 6, 1996 (the "Purchase Agreement") by and among the Company, Venrock, Venrock II and other purchasers specified therein (each, a "Purchaser"; and together with Venrock, the

"Purchasers") for $400,002, which funds were obtained from Venrock's available cash.

         On November 6, 1996, Venrock II acquired 100,000 shares of Preferred Stock pursuant to the Purchase Agreement for $600,000, which funds were obtained from Venrock's II's available cash.

         In the event Venrock or Venrock II exercise their respective options to purchase Additional Shares (as defined below), Venrock and Venrock II will acquire the Additional Shares from their available cash.

Item 4.  Purpose of Transaction

         Venrock and Venrock II purchased the Common Stock and Preferred Stock from the Company as an investment, and hold the Common Stock and the Preferred Stock in the ordinary course of business. Venrock and Venrock II intend to review their positions with respect to converting their shares of Preferred Stock on a regular basis and as a result thereof, may, at any time or from time to time, subject to the terms and conditions of the Preferred Stock, convert their shares of Preferred Stock into shares of Common Stock.

         Each share of Preferred Stock may be converted into such number of shares of Common Stock as is obtained by (i) multiplying the number of shares of Preferred Stock to be converted by $6.00 and (ii) dividing the result by the conversion price of $6.00 per share or in case an adjustment of such price has taken place, then by the conversion price as last adjusted, at any time at the election of a holder of Preferred Stock. Pursuant to the Purchase Agreement, 1,416,667 shares of the Preferred Stock were sold to the Purchasers.

         Pursuant to Article I of the Purchase Agreement and subject to certain conditions in the Purchase Agreement, the Company may, with the written consent of a majority in interest of the Purchasers, upon 10 days' notice given prior to May 6, 1997, offer to the Purchasers the option to purchase additional shares of Preferred Stock (the "Additional Shares"). In such event, Venrock and Venrock II will have the option to purchase 11,800 Additional Shares and 17,700 Additional Shares, respectively, subject to adjustment as provided in the Purchase Agreement. A copy of the Purchase Agreement filed as Exhibit 2 to this Statement is incorporated herein by reference.

         For information regarding the Stockholders' Agreement, dated November 6, 1996, by and among the Company and the other parties specified therein (the "Stockholders' Agreement") which is incorporated in this Item 4 by reference, see Item 6.

         Except as set forth above, Venrock, Venrock II and the General Partners have no plans or proposals which relate to or would result in the types of transactions or events set forth in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer


         (a) As of the date hereof, Venrock beneficially owns 55,316 shares of the Common Stock, representing approximately 3.8% of the issued and outstanding shares of the Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock were exercised in full, Venrock would beneficially own 121,983 shares of the Common Stock, representing approximately 8.0% of the issued and outstanding shares of the Common Stock.

         As of the date hereof, Venrock II beneficially owns 24,801 shares of Common Stock, representing 1.7% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock were exercised in full, Venrock II would beneficially own 124,801 shares of Common Stock, representing approximately 8.0% of the issued and outstanding shares of Common Stock.

         Mr. Crisp beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Crisp would beneficially own 246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.

         Mr. Evnin beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Evnin would beneficially own 246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.

         Mr. Hathaway beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Hathaway would beneficially own 246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.

         Mr. Latterell beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Latterell would beneficially own

246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.

         Mr. McCourtney beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. McCourtney would beneficially own 246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.


         Mr. Rothrock beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Rothrock would beneficially own 246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.

         Ms. Rummelsburg beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Ms. Rummelsburg would beneficially own 246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.

         Mr. Sun beneficially owns an aggregate of 80,117 shares of Common Stock, representing approximately 5.5% of the issued and outstanding shares of Common Stock. However, if the conversion rights with respect to the Preferred Stock owned by Venrock and Venrock II were exercised in full, Mr. Sun would beneficially own 246,684 shares of Common Stock, representing approximately 15.1% of the issued and outstanding shares of Common Stock.

         (b) Venrock and the General Partners have shared voting and shared dispositive powers with respect to the shares of the Common Stock (i) owned by Venrock and (ii) issuable to Venrock upon conversion of the Preferred Stock.

         Venrock II and the General Partners have shared voting and shared dispositive powers with respect to the shares of the Common Stock (i) owned by Venrock II and (ii) issuable to Venrock II upon conversion of the Preferred Stock.

         For information regarding the Stockholders' Agreement covering the Preferred Stock, see Item 6 below.

         (c) Except as disclosed in this Statement, Venrock, Venrock II and the General Partners have not effected any transaction in the registered securities of the Company during the past 60 days.

         (d) No person, other than Venrock and the General Partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Venrock.

         No person, other than Venrock II and the General Partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Venrock II.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the

         Issuer

         Venrock and Venrock II acquired the Preferred Stock pursuant to the Purchase Agreement which is described in Item 4 above. Pursuant to Article VI of the Purchase Agreement, the Company has agreed with the Purchasers to not issue, sell or exchange any (i) shares of Common Shock, (ii) any other equity security of the Company, (iii) any debt security which by its terms is convertible into or exchangeable for any equity security of the Company, (iv) any security of the Company that is a combination of debt and equity or (v) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such debt or equity security; which in any of the foregoing cases is at a price equal to or less than the applicable "Series A Conversion Price" (as defined in paragraph 6 of the Company's Certificate of Designation), unless the Company shall have first offered to sell such securities to the Purchasers. A copy of the Purchase Agreement is filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

         In connection with the Purchase Agreement, the Company, the Purchasers and certain other holders (the "Holders") of the Company's Common Stock (as identified in the Stockholders' Agreement) entered into a Stockholders' Agreement. Pursuant to Section 1 of the Stockholders' Agreement, the Purchasers and the Holders agreed to vote all Stock (as defined in the Stockholders' Agreement) currently owned or after acquired by such party to cause and maintain the election to the Board of Directors of the following parties: (i) John C. Garbarino, (ii) a person designated by the Telor Principal Stockholders (as identified in the Stockholders' Agreement) by a majority of interest of Stock held by them, (iii) a person designated by OH&R Principal Stockholders (as identified in the Stockholders' Agreement) by a majority of interest of Stock held by them, (iv) two persons designated by Cahill, Warnock Strategic Partners Fund, L.P., and (v) two persons unaffiliated with the management of the Company and mutually agreeable to all other directors. The Company has also agreed to take all actions necessary to cause and maintain the Board of Directors as described above. In addition, the Purchasers and the Holders agreed to vote all shares of Stock currently owned or after acquired by such party so that the Company's Board of Directors shall consist of no more than seven directors. A copy of the Stockholders' Agreement is filed herewith as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

         1. Written Agreement of Venrock, Venrock II, Peter O. Crisp, Anthony B. Evnin, David R. Hathaway, Patrick F. Latterell, Ted H. McCourtney, Ray A. Rothrock, Kimberley A. Rummelsburg and Anthony Sun relating to the filing of this Statement as required by Rule 13d-1(f).

         2. Series A Convertible Preferred Stock Purchase Agreement, dated November 6, 1996, by and between the Company and the other parties specified therein.


         3. Stockholders' Agreement, dated November 6, 1996, by and between the Company and the other parties specified therein.

         4. Power of Attorney dated November 19, 1996.

Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              Venrock Associates


November 19, 1996             By:       /s/ Ted H. McCourtney
                                  -------------------------------------
                                        Ted H. McCourtney
                                        General Partner


                              Venrock Associates II, L.P.


November 19, 1996             By:       /s/ Ted H. McCourtney
                                  -------------------------------------
                                        Ted H. McCourtney
                                        General Partner


November 19, 1996                       /s/ Peter O. Crisp
                                  -------------------------------------
                                        Peter O. Crisp
                                        General Partner


                                        /s/ Anthony B. Evnin
                                  -------------------------------------
                                        Anthony B. Evnin
                                        General Partner


                                        /s/ David R. Hathaway
                                  -------------------------------------
                                        David R. Hathaway
                                        General Partner


                                        /s/ Ted. H. McCourtney
                                  -------------------------------------
                                        Ted H. McCourtney
                                        General Partner


                                        /s/ Ray A. Rothrock
                                  -------------------------------------
                                        Ray A. Rothrock
                                        General Partner



                                        /s/ Kimberley A. Rummelsburg
                                  -------------------------------------
                                        Kimberley  A. Rummelsburg
                                        General Partner


                                        /s/ Patrick F. Latterell
                                  -------------------------------------
                                        Patrick F. Latterell
                                        General Partner


                                        /s/ Anthony Sun
                                  -------------------------------------
                                        Anthony Sun
                                        General Partner

                                  EXHIBIT INDEX

   Exhibit
     No.                Document
   -------              --------

      1   Written Agreement of Venrock Associates,
          Venrock Associates II, L.P., Peter O. Crisp,
          Anthony B. Evnin, David R. Hathaway, Patrick
          F. Latterell, Ted H. McCourtney, Ray A.
          Rothrock, Kimberley A. Rummelsburg and
          Anthony Sun relating to the filing of this Amendment No. 2 to the Statement on Schedule
          13D as required by Rule 13d-1(f).

      2   Series A Convertible Preferred Stock and
          Warrant Purchase Agreement, dated November 6,
          1996 by and among the Company and the other parties specified therein.

      3 Stockholders' Agreement, dated May 9, 1995, by and among the Company and the other parties specified therein.

      4   Power of Attorney.